Exhibit 99.6

MOMENTIVE PERFORMANCE MATERIALS

CODE OF CONDUCT

Conducting business in a compliant and ethical manner is the foundation upon which our entire company is built, and is crucial to the success of Momentive Performance Materials (“Momentive” or the “Company”). This document sets forth the policies and requirements that all Momentive directors, officers, employees, agents, and representatives (referred to as “Associates”) must follow in carrying out their business activities.

All Momentive Associates are expected to read and understand these policies and requirements, and follow all relevant policies and requirements when conducting their business activities. FAILURE TO FOLLOW THESE POLICIES CAN RESULT IN DISCIPLINARY ACTIONS, INCLUDING DISMISSAL.

In addition to following the policies and requirements, all Momentive Associates must notify management when they become aware of any potential violations of these policies and requirements by others.

These policies and requirements apply to all Momentive subsidiaries and all Momentive affiliates that are controlled1 by Momentive. Non-controlled entities are strongly encouraged to adopt similar policies and procedures.

The policies cover the following areas or activities:

1. IMPROPER PAYMENTS OR GIFTS	2
2. INTERNATIONAL TRADE	2
3. MONEY LAUNDERING PREVENTION	3
4. PROTECTION OF PRIVACY	4
5. WORKING WITH GOVERNMENTS	5
6. COMPETITION AND ANTITRUST LAWS	5
7. FAIR EMPLOYMENT PRACTICES	7
8. ENVIRONMENT, HEALTH, AND SAFETY	8
9. INTELLECTUAL PROPERTY	8
10. CONTROLLERSHIP	9
11. CONFLICTS OF INTEREST	10
12. COMPLIANCE WITH LAWS	11
13. INSIDER TRADING	12

If you have any questions about any of these principles, you should contact a Momentive attorney or the Momentive Ombudsman.

[1]	Controlled affiliates are those in which Momentive owns more than 50% of the voting stock and those that Momentive has the right to control.

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1. IMPROPER PAYMENTS OR GIFTS

Offering money or anything of value in order to gain advantage in any situation is never acceptable and may expose individual Associates and Momentive to criminal prosecution. Momentive Associates should not offer anything of value to obtain any improper advantage in selling goods and services, conducting financial transactions, or representing the company’s interests to governmental authorities. Consistent with this, Momentive Associates must comply with the letter and spirit of the Foreign Corrupt Practices Act and other U.S. and international laws and regulations which govern international business relationships and practices, even if they seem inconsistent with local practice in foreign countries, or would place Momentive at a competitive disadvantage.

There are some situations where certain payments are acceptable, such as limited expenditures for gifts, business entertainment and customer travel and living expenses directly related to the promotion of products or services, or the execution of a contract.

Specific Requirements:

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Do not offer anything of value, such as a gift, contribution, or entertainment, to any government official, department, agency, or representative if the offer might create even the appearance of an impropriety or could be construed as a “bribe”, “payoff” or “deal.”

•	Never offer, promise, pay or authorize anything of value (such as money, goods or services) to an employee of a customer to obtain or retain an improper advantage.

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Before giving a gift, engaging in customer entertainment or reimbursing customer travel expenses, make sure you understand applicable legal requirements, the customer’s own rules and Momentive’s guidelines. Make sure records of such expenditures accurately reflect the true nature of the transaction.

•	Hospitality toward public officials should not give an appearance of impropriety, and should be consistent with generally accepted business practices.

•	Any person or firm representing Momentive (such as a consultant, sales representative, distributor or contractor) must comply with this policy and related laws

2. INTERNATIONAL TRADE

International trade control (ITC) laws regulate the import and export of goods, services and technology across national borders. Exchanges of information across national boundaries, including e-mail and web access, are also subject to trade controls. The United States also controls the release of technical

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information to non-U.S. nationals within the United States. Momentive Associates must carefully observe ITC laws in connection with these activities.

Specific Requirements:

•	Follow all applicable ITC regulations of all countries in which you operate as they relate to importing and exporting goods, technology, software, services and financial transactions.

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Ensure import declarations are accurate and complete, and ensure that Momentive or its agents provide to the appropriate government authorities accurate and complete information regarding imports and exports.

•	Know if your product is governed under any export control laws or regulations prior to export to determine whether special authorization is required.

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Make sure you do not engage in restricted trade activities with certain sanctioned countries, suppliers and parties on government-prepared watch lists, and other prohibited end users. (See also “Money Laundering Prevention” for further guidance in knowing your business contacts).

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Do not participate in any restrictive trade practice or boycotts that are prohibited under U.S. or applicable local laws. Consult with Momentive’s legal department if a transaction involves a conflict between U.S. law and applicable local laws, such as the laws adopted by Canada, Mexico and the members of the European Union blocking certain U.S. restrictions. Report all requests to participate in boycotts as required by US law.

3. MONEY LAUNDERING PREVENTION

People who are involved in criminal activity (for example, narcotics trafficking, bribery, fraud) may try to “launder” the proceeds of their crimes to hide them or make the proceeds appear legitimate. Most countries in the world now have laws against money laundering. These laws criminalize the acceptance or processing of the proceeds of criminal activity. Momentive’s integrity and reputation can be severely damaged by failing to detect those customer relationships and transactions that place us at risk. Momentive is committed to complying fully with all applicable anti-money laundering laws throughout the world. Momentive will conduct business only with reputable customers who are involved in legitimate business activities and whose funds are derived from legitimate sources. Momentive business leaders will implement a “Know Your Customer” procedure and take reasonable steps to ensure that the company does not accept forms of payment that have been identified as means of laundering money.

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Specific Requirements:

•	Comply with all applicable anti-money laundering laws and regulations applicable to your activities.

•	Implement appropriate due diligence standards and processes, such as “Know Your Customer” procedures, to assure compliance with anti-money laundering laws and regulations.

•	Conduct business only with reputable customers who are involved in legitimate business activities and whose funds come from legitimate sources.

•	Designate acceptable forms of payment and implement procedures for prohibiting or limiting payments that may be associated with money laundering.

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Promptly notify the Momentive legal department or the Momentive ombudsman of suspicious activity, to determine whether the activity may indicate known or suspected criminal activity. Appropriate reports to proper government authorities must be filed as required by applicable law.

4. PROTECTION OF PRIVACY

Our information-based society is constantly creating increasing amounts of sensitive personal information, such as individual consumer and financial information, which must be protected from unauthorized or illegal disclosure. Such information is considered part of the Intellectual Property of the Company. Momentive will protect personal information that we collect from, or maintain about, individual consumers. Each Momentive Associate must take care to protect individually identifiable consumer information and other sensitive personal information in their possession from inappropriate or unauthorized use or disclosure, and must implement appropriate privacy and information protection procedures and take reasonable steps to ensure compliance with such procedures.

Specific Requirements:

•	Comply with all applicable consumer and other privacy and data protection laws, regulations, and treaties.

•	Provide individual consumers, as required by law, with reasonable:

•	notices of relevant privacy practices;

•	descriptions of the types of information being collected and the uses to be made of the information;

•	choices regarding certain uses of the information by your business;

•	opportunities for access to information for verification and correction;

•	security for the information.

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5. WORKING WITH GOVERNMENTS

Momentive may conduct business with local, state, provincial, and national governments (including government-owned enterprises). Momentive also interacts regularly with many government agencies, ministries, officials and public international agencies, such as environmental agencies. Many countries have specific laws applicable to people and businesses that interact with government entities or representatives. For example, in the U.S., it is a crime to knowingly make false or misleading statements to a government official. Equally importantly, it is crucial that government entities and representatives have absolute confidence in our integrity. For these reasons, Momentive Associates shall follow the highest ethical standards and comply with the letter and spirit of all laws and regulations in their interactions with a government entity or representatives.

Specific Requirements:

•	Insure that all communications, including reports, certifications, representations, statements, proposals and claims made to government agencies are truthful, complete, accurate, and not misleading.

•	Adhere to the highest standards of honesty and integrity, and abide by all applicable laws and regulations, in dealing with government agencies and representatives.

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Before engaging in business discussions with any local, state, national or international government official, representative or agency, become familiar with and understand fully the agency rules and other non-commercial regulations applicable to such transactions, for example:

•

Do not provide any gifts or entertainment to officials or employees of any government - local, state, provincial or national — of the United States and other countries unless you have determined that you are permitted to do so by applicable law and regulations, and your business’ policies and procedures. (See Improper Payments).

•	Respect conflict-of-interest laws and regulations regarding the recruitment, hiring or activities of present or former government employees.

6. COMPETITION AND ANTITRUST LAWS

Many countries around the world today have antitrust laws that govern the day-to-day conduct of businesses in setting prices and other aspects of purchasing, selling and marketing goods and services. These laws are intended to preserve free and competitive markets. In general, these laws prohibit agreements or understandings between competitors that compromise competition, regulate the

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behavior of larger companies, and require certain oversight of mergers, acquisitions and other such transactions. Other competition laws govern relationships between a company and its suppliers and customers. Failure to comply with these laws can result in criminal and/or civil fines or penalties for the Company and/or its Associates, and damage to Momentive’s reputation and standing in the global marketplace. Momentive is dedicated to complying with these laws, and all Momentive Associates are expected to comply with the letter and the spirit of these laws. The Company will compete aggressively, honestly and fairly.

Specific Requirements:

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Remember that any party that can or does sell competing goods or services should be treated as a competitor — even if we source or sell a product from or to them, even if we conduct some business through a joint venture with them, even if we hold a minority interest in them, and even if we participate together in an industry-related association.

•	Understand the basic requirements of the competition laws, decrees, orders and undertakings that apply to your business activities.

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Do not directly or indirectly propose, discuss, or enter into agreements or understandings of any kind (including informal or verbal agreements) with any competitor that involve pricing, conditions of sale, bidding, market share, territories, customer or supplier classification or selection, product offerings, production or sales volumes, or product line allocations.

•	Do not engage in any discussions or arrangements involving manufacturing capacity or output, product cost or profit margin.

•	Limit contact with competitors to legitimate business purposes, and avoid any contact that could create the appearance of improper agreements or understandings.

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With regard to our customers, brokers and suppliers, do not propose or enter into agreements or understandings that places restrictions upon or otherwise defines their commercial activity, or the commercial activity of Momentive.

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Avoid creating the appearance of improper agreements or understandings by keeping communications with competitors to a minimum and making sure that there is a legitimate business reason for all such communications. Insure that all such communications are properly documented.

•

Do not propose or enter into any agreements or understandings with customers or suppliers that restrict the price or other terms at which the customer or Momentive may resell or lease any product or service.

•	Talk with Momentive attorneys when considering territorial or customer restrictions, distributor terminations, tying or exclusive dealing arrangements, acquisitions or joint ventures.

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7. FAIR EMPLOYMENT PRACTICES

Fair employment practices are not only required by law, but are also necessary for Momentive to attract and retain talented and skilled individuals and to maintain our culture of respect. Accordingly, Momentive treats all employees and job applicants on the basis of merit, without regard to race, color, religion, sex (including pregnancy), sexual orientation, national origin, age, disability, marital or veteran status, or any other characteristic protected by federal, state or local law. Momentive will follow all applicable labor and employment laws, including laws that pertain to freedom of association, privacy, recognition of the right to engage in collective bargaining, the prohibition of forced, compulsory and child labor, and those laws that pertain to the elimination of any improper employment discrimination.

Specific Requirements:

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Use merit, qualifications (for example, education, experience, or competencies), and other job-related criteria as the sole bases for all employment-related decisions affecting employees and applicants.

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Strictly observe all applicable labor and employment laws, including those relating to freedom of association, privacy, the right of employees to engage in collective bargaining, forced, compulsory and child labor, and non-discrimination.

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Recruit, hire, train, compensate, promote, and provide other conditions of employment without regard to a person’s race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, marital or veteran status or other characteristic protected by federal, state or local law. Discrimination on any of these bases is strictly prohibited.

•	Demonstrate leadership in programs to increase employment opportunity for all citizens in communities where Momentive has facilities.

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Provide a work environment free of harassment, such as harassment directed at a person because of his or her race, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, marital or veteran status, or any other characteristic protected by federal, state or local law. Keep others’ sensitivities in mind.

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Provide a work environment free of inappropriate and/or offensive conduct, including unwanted or unwelcome sexual advances, requests for sexual favors and/or other physical, verbal or visual conduct based on sex.

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Ensure that business systems and materials are used appropriately. Exhibiting inappropriate or offensive imagery in the workplace and/or accessing or downloading inappropriate or offensive material from the internet is strictly prohibited.

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Respect the privacy rights of employees by using, maintaining and transferring their personal data in accordance with applicable Company guidelines and procedures. (While seeking to maintain employee privacy,

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however, Momentive must reserve the right to monitor use of company property and resources [for example, computers,
e-Mail, phones, proprietary information, etc.], in accordance with applicable law.)

•	When business necessity makes it feasible, look for win/win situations that are work/life compatible.

8. ENVIRONMENT, HEALTH, AND SAFETY

Protecting human health and preserving the environment is not only required by law, but is paramount to sound corporate governance, preservation of the value of our business, and satisfaction of our social responsibility and our duty to future generations. Accordingly, Momentive is committed to conducting its operations safely and in compliance with all applicable environmental, health, and safety (“EHS”) requirements, and minimizing the environmental impact of our global operations.

Specific Requirements:

•	Understand the environmental, health, and safety implications of, and legal requirements applicable to, Momentive products and operations.

•	Comply with the letter and spirit of all applicable EHS laws and regulations.

•	Create and maintain a safe working environment and prevent workplace injuries.

•	Include in all business plans due consideration for the environmental, health, and safety impact of the actions or non-actions contemplated in such plans.

•	Establish meaningful EHS performance measures and regularly review progress in these measures.

•	As practicable, minimize toxic and hazardous materials used or generated by Momentive operations.

•	As practicable, conserve, recover and recycle materials, water, and energy.

•	Embrace the practice of product stewardship by providing our distributors and customers with information necessary to handle and manage our products safely.

•	Consider the EHS risks associated with new acquisitions, products, and operations, and eliminate unreasonable risks.

9. INTELLECTUAL PROPERTY

Momentive’s intellectual property is one of its most valuable assets. All Momentive Associates must work to safeguard our patents, trademarks, copyrights, trade secrets, sales, pricing, customer, supplier, plant operating data, design information, strategic/operating plans, contracts and other proprietary information. At the same time, it is critical that we respect the valid intellectual

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property rights of others. Unauthorized use of others’ intellectual property can expose the Company and even individual Momentive Associates to civil law suits and damages, including significant fines and criminal penalties. A key to protecting our intellectual property and, at the same time, guarding against these risks, is the timely and reasonable review of new Momentive products, services, processes and software, for possible inventions and trade secrets and infringement of the intellectual property rights of others.

Specific Requirements:

•	Respect valid patents, copyrighted materials and other protected intellectual property of others.

•	Identify and protect Momentive intellectual property. For example, do not discuss Momentive confidential information with friends or family.

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Follow the requirements of Momentive’s Submitted Ideas Procedure in handling any unsolicited ideas from outsiders as well as any employee ideas not covered by the “Employee Innovation and Proprietary Information Agreement” (EIPIA).

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Consult with Company legal counsel concerning necessary licenses or approvals to use protected intellectual property of others, such as patents, trademarks, or proprietary information (i.e. Information that is in confidence and not publicly known or generally available).

•	Consult with company legal counsel before:

•	Soliciting, accepting or using proprietary information of outsiders (for example, soliciting from a customer proprietary information of a competitor)

•	Disclosing Momentive proprietary information to outsiders

•	Permitting outsiders to use Momentive intellectual property

•

Understand your responsibilities to the Company regarding new inventions, ideas that you may develop as a Momentive employee and the Company’s confidential information. Consult with company legal counsel if you have any question about these responsibilities, or about the EIPIA (signed by exempt employees and other employees in a position of trust or likely to make inventions).

•	Clear and coordinate all discussions of business matters with the media through the Communications Manager or the legal department.

•	Use care in storing and disposing of documents containing confidential information.

10. CONTROLLERSHIP

Proper controllership comprises three basic elements: (1) correct classification of transactions and balances; (2) protection of assets and accumulation of accurate financial and operational information; and (3) timely and accurate financial and transaction reporting. Without good controllership, management cannot make

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timely and accurate decisions regarding operation of the Company, and cannot provide timely, reliable and accurate disclosures to government agencies and the public in accordance with law. Accordingly, Momentive will exhibit the highest integrity in its financial reporting and accounting operations and in making other public disclosures, including filings with the SEC and press releases. Internal control is the responsibility of all operating management and employees.

Specific Requirements:

•	Strictly adhere to all applicable Company and generally accepted accounting principles, standards and regulations.

•

Insure that financial statements and all books and records on which they are based reflect accurately all transactions of the Company in accordance with Company and generally accepted accounting principles, standards and regulations.

•	Prepare and maintain complete, accurate and timely records and accounts of all business transactions, expenditures, and expenses.

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Preserve financial documents and records in accordance with applicable policies, rules and regulations, as well as those documents or records potentially relevant to pending or reasonably foreseeable litigation, audits or investigations, and as directed by Company counsel.

•	Communicate openly, honestly and in a timely manner with internal and independent auditors.

•	Understand and adhere to Momentive’s accounting and financial reporting policies and practices set forth in the Financial Accounting Policies located on the Momentive Intranet.

•	Provide those involved in the preparation of the Company’s public disclosures with information that is accurate, complete, objective, relevant, timely and understandable.

•	Ensure full, fair, accurate, and timely disclosure of reports or other documents to the Securities and Exchange Commission and other public communications.

11. CONFLICTS OF INTEREST

You and your immediate family members should avoid personal involvement or interest in activities that might conflict with Momentive’s interests or with your responsibilities to the Company.

Specific Requirements:

•	Avoid actions or relationships that might conflict or appear to conflict with your job responsibilities or the interests of Momentive.

•	Do not use Momentive resources, intellectual property, time or facilities (including office equipment, e-mail, and computer applications) for personal gain.

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•

Do not take for yourself personally any opportunities that Momentive could have an interest in and that are discovered through the use of your Momentive activities, Momentive position or Momentive information or property.

•	Before accepting any position as an officer or director of an outside business concern:

•	Consider the advantages and disadvantages to Momentive, including the appearance of possible conflicts of interest

•	Consider your responsibilities as a director as specified by laws and regulations

•	Obtain approval from Momentive senior management or legal counsel.

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Obtain the approval of your manager when accepting a board position with a not-for-profit entity, when there may be a Momentive business relationship with the entity or an expectation of financial or other support from Momentive.

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Disclose your outside activities, financial interests or relationships that may present a possible conflict of interest (or appearance of a conflict) to your manager as well as your business’ legal counsel or finance manager. Make these disclosures in writing when such a situation arises as well as when asked to complete a “Conflict of Interest” questionnaire.

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If you know of a possible conflict of interest involving another employee or anyone else representing Momentive, notify a higher level Momentive manager, company legal counsel, Momentive auditor, Momentive ombudsperson or other Momentive compliance specialist. Your notification may be written or oral, and it may be anonymous.

•	Do not hire, participate in the decision to hire, or promote the hiring of family member, or supervise a family member.

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Do not accept entertainment, gifts, or other valuable considerations, having more than nominal value from a customer, supplier or competitor, except in situations of common courtesies as part of lawful and generally accepted business customs.

•	Do not contribute Company funds to political parties or candidates for office, or seek reimbursement of individual contributions, without prior approval by the General Counsel and Compliance Officer.

12. COMPLIANCE WITH LAWS

Momentive will comply with the letter and spirit of all laws, rules and regulations governing Momentive operations and activities. A variety of national, state, provincial, and local laws apply to the Company and its businesses. Violation of these laws can result in criminal prosecution of Momentive and also of the individuals involved. Momentive Associates must report all suspected violations of law to management. Management shall investigate such reports in a timely

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manner. If a violation has, or may have, been committed, Momentive management will take appropriate and timely corrective measures. Such measure may include reporting the issue to relevant authorities.

Specific Requirements:

•	Identify and understand the legal requirements that apply to your business activities.

•

Talk with the Momentive legal department if you become aware of possible noncompliance with any legal requirements. Remember that legal requirements may be inconsistent with local culture or past practices. Compliance with legal requirements is still required in such circumstances.

13. INSIDER TRADING

The securities laws dealing with insider trading are intended to ensure the maintenance of fair and honest stock markets. Conduct in violation of securities laws can subject individuals as well as Momentive to civil and criminal penalties and is in violation of our Code of Conduct.

Specific Requirements:

•	Confidential business information should be restricted to those Momentive Associates who “need to know”, especially if it concerns any entity that has publicly traded securities.

•	You and your immediate family members should not buy or sell securities of Momentive or any other entity if you possess material, non-public information about that company.

•	Communication of material, non-public information to another person who trades or advices others to trade based on that information is also illegal.

•	Material, non-public information might include:

•	Company earnings projections.

•	Significant accounting actions such as write-downs of assets, increases in reserves, or earnings restatements.

•	The filing of a significant lawsuit.

•	The fact that a major acquisition or sale of assets or business is being negotiated.

•	Reaching an agreement with a customer or supplier that could have a significant impact on the Company’s revenues or income.

•	The hiring or termination of a key executive.

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Code of Conduct Certification

I hereby acknowledge receipt of Momentive’s Code of Conduct. I understand and agree to the following:

1. It is my responsibility to familiarize myself with and understand all of the information set forth in this Code of Conduct and I will comply by these principles in my daily work activities.

2. I am not aware of any violation of the principles set forth in this Code of Conduct.

3. If I have a concern about a possible violation of the Code of Conduct, I will raise the concern to a Momentive manager, company legal counsel, Momentive auditor, Momentive Ombudsperson or other Momentive Compliance Specialist.

4. This Code of Conduct is neither an employment contract nor a guarantee of employment.

5. Momentive reserves the right to revise, supplement, or rescind the principals described in this Code of Conduct or to modify or deviate from them at any time without notice, at Momentive’s sole discretion. Momentive intends, but is not required, to make such revisions in writing and provide them to its employees within a reasonable time prior to their implementation.

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